SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY

LIMITED (in Liquidation)

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Yingli Green Energy Holding Company Limited (In Official Liquidation) (“the Company”)

The Companies Law (2020 Revision)

Notice of Appointment of Joint Official Liquidators

Grand Court Cause No FSD 226 of 2020 (RPJ)

TAKE NOTICE that the Joint Official Liquidators of the Company (“JOLs”) were informed by the directors of the Company that Baoding Municipal Intermediate People’s Court in Hebei Province, China (“PRC Court”), has formally ruled that the restructuring plan of Yingli Energy (China) Co., Ltd. (“Yingli China”), Baoding Tianwei Yingli New Energy Resources Co., Ltd. (Tianwei Yingli), and Yingli China’s subsidiaries, namely Hainan Yingli New Energy Resources Co., Ltd., Tianjin Yingli New Energy Resources Co., Ltd., Hengshui Yingli New Energy Resources Co., Ltd. and Lixian Yingli New Energy Resources Co., Ltd. (collectively, “PRC Subsidiaries”), was approved by the PRC Court and those companies’ restructuring procedures were terminated. The PRC Subsidiaries are all direct or indirect subsidiaries of the Company as at the date of the winding up of the Company.

According to the restructuring plan, the Company’s rights and interests as capital contributor in Yingli China and Tianwei Yingli were adjusted to zero, the majority of the debts of those six entities owed to financial creditors were converted to equity interests in Yingli China, and funds will be injected into Yingli China by third party investors. Thus, the Company has lost its control interests in Yingli China and Tianwei Yingli while it currently maintains its financial interests in other entities inside and outside China. In addition, on 2 November 2020, the JOLs who act as the agents of the Company, resolved to place Yingli Green Energy (International) Holding Company Limited (“Yingli BVI”), a direct subsidiary of the Company incorporated in the British Virgin Islands into insolvent voluntary liquidation by way of members’ resolutions. Mr. Roy Bailey, Mr. Keiran Hutchison and Mr. Richard Zhang were appointed as Liquidators, with powers to act both jointly and severally. Their appointment was approved by the creditors of Yingli BVI at a meeting of creditors held on 23 November 2020.

The JOLs are currently reviewing the impact caused by the abovementioned ruling to the financial position of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED (in Liquidation)

By:	/s/ Roy Bailey
	Name:	Roy Bailey
	Title:	Joint Official Liquidator
As agent of the Company and without personal liability

Date: December 1, 2020

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